October 27, 2023

VIA EDGAR AND ELECTRONIC MAIL

Mr. William Schroeder, Senior Assistant Chief Accountant
Mr. Amit Pande, Accounting Branch Chief
Mr. Christian Windsor, Legal Branch Chief
Mr. Robert Arzonetti, Attorney Advisor
Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    East West Bancorp, Inc.
    Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023
    File No. 000-24939

Dear Messrs. Schroeder, Pande, Windsor and Arzonetti:

East West Bancorp, Inc. (the “Company”) is pleased to submit our response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Division of Corporation Finance, dated October 13, 2023 (the “Comment Letter”). To assist with your review, we have repeated the text of the Staff’s comments in the Comment Letter (indicated in bold) immediately preceding our response to such comments.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023
Interest Rate Risk Management, page 95

1.We note the disclosure on page 95 that the computation of prospective effects of hypothetical interest rate changes are based on various assumptions which are further discussed in Item 7. MD&A — Market Risk Management in your 2022 Form 10-K. These assumptions include, but are not limited to, the timing and magnitude of changes in interest rates, the yield curve evolution and shape, the correlation between various interest rate indices, financial instruments’ future repricing characteristics and spread relative to benchmark rates, and the extent to which prepayment activity changes. Your disclosure also states that while the assumptions are inherently uncertain, you believe your assumptions are reasonable. Please revise your disclosure to fully describe and define the various identified assumptions supporting your market risk presentations, beginning with your next report and provide us with proposed disclosure in response to this comment. Please clarify whether you use proprietary or third-party data, how the data are used in your modeling and any unique facts and circumstances about them, such as how they have or may respond to unknown facts and circumstances, such as exogenous events.

Additionally, please disclose changes in any assumptions used for any comparative period, including changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as you refine your modeling over time. Please see Item 305(a)(1)(ii)(B) of Regulation S-K.

Response:

We acknowledge the Staff's comment. In future filings, we will fully describe and define the various identified assumptions supporting our market risk presentations as discussed in Item 7. MD&A — Market Risk Management in our 2022 Form 10-K, including with respect to our use of data in modeling and any unique facts and circumstances with respect to such data. We also will disclose any changes in assumptions used for comparative periods, including, to the extent applicable, changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as we refine our modeling over time.

We have included below, following our response to Comment 2, revised disclosure of Item 7. MD&A — Market Risk Management — Interest Rate Risk Management, which we intend to include in our future filings.

2.We note that in the first six months of 2023 deposit rates have increased 279 basis points, increasing along with the increase in the federal funds target rate. We also note that your non-interest bearing deposits appear to have shifted to interest bearing accounts, including certificates of deposit. We also note that you describe at least one factor as an increase in your funding costs is a rise in deposit referral fees. Please tell us, and revise future filings to clarify, the assumptions made with respect to deposit products re-pricing, and whether your assumptions have changed as customer preferences have changed during the past two years. For example, it is unclear how, and the extent to which, deposit prices are assumed to change in response to changes in market interest rates, referred to as “deposit beta.” Finally, to the extent that referral fees are paid to attract brokered deposits, revise your disclosure to discuss the use of brokered deposits.

Response:

We acknowledge the Staff's comment. In future filings, we will incorporate greater detail regarding our assumptions made with respect to deposit products re-pricing and deposit betas, and whether our assumptions have changed. With respect to the portion of the comment related to referral fees for brokered deposits, we respectfully note that the discussion appearing on page 72 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 regarding deposit referral fees relate to variable fees that are sensitive to market rates, which are paid in lieu of interest on a small portion (i.e., less than 1%) of total deposit balances. The increase in these deposit referral fees is related to the increase in the fee rate as interest rates have risen, rather than reflecting a material increase on the portion of deposits on which referral fees are paid. Further, as of June 30, 3023, December 31, 2022 and June 30, 2022, brokered deposits comprised less than 7% of the Company's total deposits. Brokered deposits as of June 30, 2023 were consistent in dollar value and as a percentage of total deposits with brokered deposits as of December 31, 2022 and June 30, 2022, and changes in levels of brokered deposits have not had a material effect on the level of deposit referral fees.

Proposed Disclosure:

The following is our proposed revised disclosure of Item 7. MD&A — Market Risk Management — Interest Rate Risk Management, with changes to the disclosure that appeared in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, italicized and in underlined text.

Interest Rate Risk Management

Interest rate risk is the risk that market fluctuations in interest rates can have a negative impact on the Company’s earnings and capital stemming from mismatches in the Company’s asset and liability cash flows primarily arising from customer-related activities such as lending and deposit-taking. The Company is subject to interest rate risk because:

•Assets and liabilities may mature or reprice at different times. If assets reprice faster than liabilities and interest rates are generally rising, earnings will initially increase;
•Assets and liabilities may reprice at the same time but by different amounts;
•Short- and long-term market interest rates may change by different amounts. For example, the shape of the yield curve may affect the yield of new loans and funding costs differently;
•The remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change. For example, if long-term mortgage interest rates increase sharply, mortgage-related products may pay down at a slower rate than anticipated, which could impact portfolio income and valuation; or
•Interest rates may have a direct or indirect effect on loan demand, collateral values, mortgage origination volume, and the fair value of other financial instruments.

The ALCO coordinates the overall management of the Company’s interest rate risk, meets regularly to review the Company’s open market positions and establishes policies to monitor and limit exposure to market risk. Interest rate risk management is carried out primarily through strategies involving the Company’s loan portfolio, debt securities portfolio, available funding channels and capital market activities. In addition, the Company’s policies permit the use of derivative instruments to assist in managing interest rate risk.

We measure and monitor interest rate risk exposure through various risk management tools, which include a simulation model that performs interest rate sensitivity analyses under multiple interest rate scenarios against a baseline. The simulation model incorporates the market’s forward rate expectations and the Company’s earning assets and liabilities. The Company uses both a static balance sheet and a forward growth balance sheet to perform the interest rate sensitivity analyses. The simulated interest rate scenarios include an instantaneous non-parallel shift in the yield curve and a gradual non-parallel shift in the yield curve (“rate ramp”). In addition, the Company also performs simulations using other alternative interest rate scenarios, including various permutations of the yield curve flattening, steepening or inverting. The Company uses the results of these simulations to formulate and gauge strategies to achieve a desired risk profile within its capital and liquidity guidelines.

The net interest income simulation model is based on the maturity and repricing characteristics of the Company’s interest rate sensitive assets, liabilities, and related derivative contracts. This model also incorporates various assumptions, which management believes to be reasonable but that may have a significant impact on the results. These key assumptions include the timing and magnitude of changes in interest rates, the yield curve evolution and shape, the correlation between various interest rate indices, financial instruments’ future repricing characteristics and spread relative to benchmark rates, and the effect of interest rate floors and caps. The modeled results are highly sensitive to deposit decay and deposit beta assumptions, which we derive from a regression analysis of the Company’s historical deposit data.

Simulation results are highly dependent on modeled behaviors and input assumptions. To the extent that actual behaviors are different from the assumptions used in the models, there could be material changes to the interest rate sensitivity results. The key behavioral models impacting interest rate sensitivity simulations include deposit repricing, deposit balance forecasts, and mortgage prepayments. These models and assumptions are documented, supported, and periodically back-tested to assess the reasonableness and effectiveness. The Company also regularly monitors the sensitivity of the other important modeling assumptions, such as loan and security prepayments and early withdrawal on fixed-rate customer liabilities. The Company makes appropriate calibrations to the model as needed and continually validates the model, methodology and results. Changes to key model assumptions are reviewed by the ALCO. Scenario results do not reflect strategies that the management could employ to limit the impact of changing interest rate expectations. The simulation does not represent a forecast of the Company’s net interest income but is a tool utilized to assess the risk of the impact of changing market interest rate across a range of interest rate environments.

The Company employs a variety of quantitative and qualitative approaches to capture historical deposit repricing and balance behaviors. These historical observations are performed at a granular level based on key product characteristics, including distinctions for brokered, public, and large commercial deposits, which are then combined with forward-looking market expectations and the competitive landscape to generate the deposit repricing and balance forecasting models. The Company uses these deposit repricing models to forecast deposit interest expense. The repricing models provide sufficient granularity to reflect key behavioral differences across product and customer types. The deposit beta is a key parameter of the deposit rate forecast. The deposit beta defines the sensitivity of deposit rates to changes in the Effective Fed Funds Rate.

The Company recalibrated its deposit repricing models and betas in December 2022, and qualitatively increased the long run (through the cycle) betas in March 2023 and June 2023 to better reflect increased competition and higher terminal Fed Funds rates than previously observed in the historical data. Overall, the Company observed a weighted average increase of the deposit beta for total deposits of approximately 5% in March 2023 (taking total deposit beta to 39% as of March 31, 2023) and an additional 5% in June 2023 (taking total deposit beta to 44% as of June 30, 2023). These increases reflected the Company’s forward-looking views of deposit rates given the expected Effective Fed Funds rate at the time. The Company also modified deposit balance runoff models in December 2022 to better capture behavioral differences across product and customer types, and carved out stable and non-stable balances to reflect the volatility and interest rate sensitivity of such deposit balances.

Additionally, to reflect changes in interest expense due to the shift from noninterest-bearing to interest-bearing accounts in the deposit mix, the Company utilized a qualitative assumption in March 2023. This assumption considered the amount of surplus noninterest-bearing deposits assumed to be rate sensitive and migrated them to interest-bearing deposits. This assumption was included in the Net Interest Income Volatility ("NII") simulations to reflect more realistic NII volatility in rising rate scenarios. The qualitative assumption was enhanced in June 2023 with a more robust quantitative approach. This updated approach incorporated internally observed historical data reflecting the evolution of noninterest-bearing deposits as a percent of total deposits, based on the historical behavior observed during the prior rising interest rate cycle. The assumption forecasts that a portion of noninterest-bearing deposits would migrate to interest-bearing certificates of deposits as the 12-month moving average of the overnight indexed swap rate increases.

In the NII simulations, the Company also makes assumptions on the yield related to the re-investment of investment securities and the yields on new loan originations. These assumptions are updated quarterly to reflect recent market conditions as well as forward-looking expectations. In March 2023, loans and deposits with cash flows indexed to China-related benchmark interest rates were removed from the interest rate scenario shocks, which reduced NII sensitivity by approximately 0.4%.

As loan and security prepayment assumptions are key components of the Company’s model, the Company incorporates third-party vendor models to forecast prepayment behavior on mortgage loans and securities, which have mortgage loans as underlying collateral. These third-party vendor models have access to more comprehensive industry-level data which can capture specific borrower and collateral characteristics over a variety of interest rate cycles. The Company will periodically assess and adjust the vendor models when appropriate to include its own available observations and expectations. In March 2023, the Company updated its version of the ALM simulation tool and vendor prepayment model. This change updated the calibration of the vendor model to better fit recent data and better supported the transition from LIBOR to SOFR indexed loans. Overall, the update had minimal impact on forecasted prepayments.

Twelve-Month Net Interest Income Simulation

Net interest income simulation modeling measures interest rate risk through earnings volatility. The simulation projects the cash flow changes in interest rate sensitive assets and liabilities, expressed in terms of net interest income, over a specified time horizon for defined interest rate scenarios. Net interest income simulations provide insight into the impact of market rate changes on earnings, which help guide risk management decisions. The Company assesses interest rate risk by comparing the changes of net interest income in different interest rate scenarios.

The following table presents the Company’s net interest income sensitivity related to an instantaneous and sustained non-parallel shift in market interest rates by 100 and 200 bps as of June 30, 2023, and December 31, 2022, on a balance sheet assuming flat forward rates and flat loan and deposit growth on the date of analysis. The non-parallel shift scenarios were calibrated internally based on historical analysis. As of December 31, 2022, the up 100 and 200 bps scenarios reflected parallel shifts due to the significant inversion of the yield curve while the down 100 and 200 bps scenarios reflected a bull steepening yield curve.

	Net Interest Income Volatility (1)
Change in Interest Rates (in bps)	June 30, 2023	December 31, 2022
+200	3.9%	11.6%
+100	2.3%	5.9%
-100	(3.0)%	(5.3)%
-200	(6.3)%	(8.6)%
(1) The percentage change represents net interest income change over a 12-month period in a stable interest rate environment versus in the various interest rate scenarios.

The composition of the Company’s loan portfolio creates sensitivity to interest rate movements due to a mismatch of repricing behavior between the floating-rate loan portfolio and deposit products. In the table above, net interest income volatility expressed in relation to base-case net interest income decreased as of June 30, 2023. This decrease reflected updates to the deposit repricing assumptions and deposit product mix. Noninterest-bearing deposit account balances are assumed to be sensitive to interest rate levels and migrate to interest-bearing deposit accounts.

The Company also models scenarios based on gradual shifts in interest rates and assesses the corresponding impacts. These interest rate scenarios provide additional information to estimate the Company’s underlying interest rate risk. The rate ramp table below shows the net interest income volatility under a gradual non-parallel shift of the yield curve, in even monthly increments over the first 12 months, followed by rates held constant thereafter based on a flat balance sheet as of the date of the analysis.

	Net Interest Income Volatility
Change in Interest Rates (in bps)	June 30, 2023	December 31, 2022
+200 Rate Ramp	1.7%	6.3%
+100 Rate Ramp	0.9%	3.4%
-100 Rate Ramp	(1.1)%	(2.4)%
-200 Rate Ramp	(2.3)%	(4.9)%

As of June 30, 2023, the Company’s net interest income profile reflects an asset sensitive position, where assets reprice faster or more significantly than liabilities. Net interest income is expected to increase when interest rates rise as the Company has a large population of variable rate loans, primarily tied to Prime and Term SOFR indices. The Company’s interest income is sensitive to changes in short-term interest rates. As of June 30, 2023, the Company designated interest rate contracts with a notional amount of $5.25 billion as cash flow hedges, which reduced net interest income volatility by approximately 1.6% of the base net interest income for every 100 bps change in interest rate.

The Company’s deposit portfolio is primarily composed of non-maturity deposits, which are not directly tied to short-term interest rate indices, but are, nevertheless, sensitive to changes in short-term interest rates. The modeled results are highly sensitive to modeled behavior and assumptions. Actual net interest income results may deviate from the model's net interest income due to earning asset growth variation and deposit mix changes based on customer preferences relative to the interest rate environment. During a period of declining interest rates, balance sheet growth could offset headwinds to net interest income from yield compression.

Economic Value of Equity at Risk

Economic value of equity (“EVE”) is a cash flow calculation that takes the present value of all asset cash flows and subtracts the present value of all liability cash flows. This calculation is used for asset/liability management and measures changes in the economic value of the bank’s assets and liabilities due to changes in interest rates.

The economic value approach provides a comparatively broader scope than the net interest income volatility approach since it represents the discounted present value of cash flows over the expected life of the instruments. Due to this longer horizon, EVE is useful to identify risks arising from repricing, prepayment and maturity gaps between assets and liabilities on the balance sheet, as well as from off-balance sheet derivative exposures, over their lifetime. This long-term economic perspective into the Company’s interest rate risk profile allows the Company to identify anticipated negative effects of interest rate fluctuations. However, the difference in time horizons can cause the EVE analysis to diverge from the shorter-term net interest income analysis presented above. Given the uncertainty of the magnitude, timing and direction of future interest rate movements, the shape of the yield curve, and potential changes to the balance sheet, actual results may vary from those predicted by the Company’s model.

The following table presents the Company’s EVE sensitivity related to an instantaneous non-parallel shift in market interest rates by 100 and 200 bps as of June 30, 2023 and December 31, 2022. The non-parallel shift scenarios were calibrated internally based on historical analysis. As of December 31, 2022, the up 100 and 200 bps scenarios reflect parallel shifts due to the significant inversion of the yield curve while the down 100 and 200 bps scenarios reflect a bull steepening of the yield curve.

	EVE Volatility (1)
Change in Interest Rates (in bps)	June 30, 2023	December 31, 2022
+200	(8.1)%	(6.0)%
+100	(3.5)%	(2.9)%
-100	1.5%	1.1%
-200	3.0%	2.3%
(1) The percentage change represents net portfolio value change of the Company in a stable interest rate environment versus in the various interest rate scenarios.

As of June 30, 2023, the Company’s EVE is expected to decrease when interest rates rise. The change in EVE sensitivity was primarily due to updated deposit modeling assumptions, which decreased the duration of the non-maturity deposit portfolio.

***

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Securities and Exchange Commission staff.

We respectfully submit the foregoing response addresses your comments. If you have further questions concerning our response, please do not hesitate to contact me at 626-768-6360 or Irene.Oh@eastwestbank.com or Christopher Del Moral-Niles at 626-768-6860 or Chris.DelMoralNiles@eastwestbank.com.

Sincerely,

EAST WEST BANCORP, INC.

By:	/s/ IRENE H. OH
Irene H. Oh
Executive Vice President and
Chief Risk Officer